                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934


                              PAMECO CORPORATION
                              ------------------
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                    ---------------------------------------
                        (Title of Class of Securities)


                                   697934305
                                   ---------
                                (CUSIP Number)


                           Angus C. Littlejohn, Jr.
                             Littlejohn & Co., LLC
                            115 East Putnam Avenue
                         Greenwich, Connecticut  06830

                                (203) 861-4005
                                --------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                August 30, 2000
                                ---------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13D/A-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement.[X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D/A-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A

CUSIP NO. 697934305    PAGE   2    OF  12  PAGES
------------------------------------------------

 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Littlejohn Fund II, L.P.
-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                           (b)  [_]
-------------------------------------------------------------------------------
 3 SEC USE ONLY
-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS

   WC
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [_]
-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, United States
-------------------------------------------------------------------------------
                             7  SOLE VOTING POWER
                                    10,573,174
   NUMBER OF         ----------------------------------------------------------
     SHARES                  8  SHARED VOTING POWER
  BENEFICIALLY                       2,182,508
    OWNED BY         ----------------------------------------------------------
 EACH REPORTING              9  SOLE DISPOSITIVE POWER
  PERSON WITH                       10,573,174
-------------------------------------------------------------------------------
                            10  SHARED DISPOSITIVE POWER
                                     3,115,841
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    12,755,682
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                                   [_]
-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

    84.0%
-------------------------------------------------------------------------------
 14E  TYPE OF REPORTING PERSON

    PN
-------------------------------------------------------------------------------

          *Percentage based on a total outstanding of 15,177,899 shares of Common Stock, consisting of (i) 3,079,677 shares of Common Stock, (ii) 140,000 shares of Series A Preferred Stock, as converted into 4,666,666 shares of Common Stock, and 62,500 shares of Series B Preferred Stock, as converted into 3,698,223 and , (iii) warrants to purchase 140,000 shares of Series A Preferred Stock, as exercised and as converted into 3,733,333 shares of Common Stock.

                                 SCHEDULE 13D/A

CUSIP NO. 697934305    PAGE   3    OF  12  PAGES
------------------------------------------------

 1 NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Littlejohn Associates II, L.L.C.
-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                           (b)  [_]
-------------------------------------------------------------------------------
 3 SEC USE ONLY
-------------------------------------------------------------------------------
 4 SOURCE OF FUNDS

   AF
-------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [_]
-------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, United States
-------------------------------------------------------------------------------
                                   7  SOLE VOTING POWER
                                         10,573,174
   NUMBER OF                     ----------------------------------------------
     SHARES                        8  SHARED VOTING POWER
  BENEFICIALLY                             2,182,508
    OWNED BY                     ----------------------------------------------
 EACH REPORTING                    9  SOLE DISPOSITIVE POWER
  PERSON WITH                             10,573,174
-------------------------------------------------------------------------------
                                  10  SHARED DISPOSITIVE POWER
                                            3,115,841
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    12,755,682
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                      [_]
-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

    84.0%
-------------------------------------------------------------------------------
 14E  TYPE OF REPORTING PERSON

           OO
-------------------------------------------------------------------------------

          *Percentage based on a total outstanding of 15,177,899 shares of Common Stock, consisting of (i) 3,079,677 shares of Common Stock, (ii) 140,000 shares of Series A Preferred Stock, as converted into 4,666,666 shares of Common Stock, and 62,500 shares of Series B Preferred Stock, as converted into 3,698,223 and , (iii) warrants to purchase 140,000 shares of Series A Preferred Stock, as exercised and as converted into 3,733,333 shares of Common Stock.

                                 SCHEDULE 13D/A

CUSIP NO. 697934305    PAGE   4    OF  12  PAGES
------------------------------------------------

1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Angus C. Littlejohn, Jr.
------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                          (b)  [_]
------------------------------------------------------------------------------
3 SEC USE ONLY
------------------------------------------------------------------------------
4 SOURCE OF FUNDS

  AF
------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
  REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [_]
------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States
------------------------------------------------------------------------------
                                7  SOLE VOTING POWER
                                      10,573,174
   NUMBER OF                   -----------------------------------------------
     SHARES                     8  SHARED VOTING POWER
  BENEFICIALLY                          2,182,508
    OWNED BY                   -----------------------------------------------
 EACH REPORTING                 9  SOLE DISPOSITIVE POWER
  PERSON WITH                          10,573,174
------------------------------------------------------------------------------
                               10  SHARED DISPOSITIVE POWER
                                        3,115,841
------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    12,755,682
------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                      [_]
------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

    84.0%
------------------------------------------------------------------------------
 14E TYPE OF REPORTING PERSON

    IN
------------------------------------------------------------------------------

          *Percentage based on a total outstanding of 15,177,899 shares of Common Stock, consisting of (i) 3,079,677 shares of Common Stock, (ii) 140,000 shares of Series A Preferred Stock, as converted into 4,666,666 shares of Common Stock, and 62,500 shares of Series B Preferred Stock, as converted into 3,698,223 and , (iii) warrants to purchase 140,000 shares of Series A Preferred Stock, as exercised and as converted into 3,733,3333 shares of Common Stock.

                                 SCHEDULE 13D/A

CUSIP NO. 697934305    PAGE   5    OF  12  PAGES
------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Quilvest American Equity Ltd.
------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                            (b)  [_]
------------------------------------------------------------------
3   SEC USE ONLY
------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC
------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [_]
------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------
                                           7  SOLE VOTING POWER
                                                      -0-
                NUMBER OF               ----------------------------
                  SHARES                   8  SHARED VOTING POWER
               BENEFICIALLY                        3,075,047
                 OWNED BY               ----------------------------
              EACH REPORTING               9  SOLE DISPOSITIVE POWER
               PERSON WITH                             -0-
--------------------------------------------------------------------
                                          10  SHARED DISPOSITIVE POWER
                                                   3,075,047
--------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,075,047
--------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES                                         [_]
--------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

          55.5%
--------------------------------------------------------------------
14E TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------

*Percentage based on a total outstanding of 5,538,058 shares of Common Stock, consisting of (i) 3,079,677 outstanding shares of Common Stock, (ii) 28,000 shares of Series A Preferred Stock, as converted into 933,333 shares of Common Stock, and 10,000 shares of Series B Preferred Stock, as converted into 591,715 shares of Common Stock and (iii) warrants to purchase 28,000 shares of Series
A Preferred Stock, as exercised and as converted into 933,333 shares of Common Stock.

          This Statement on Schedule 13D/A (this "Statement"), which is being filed jointly by the Reporting Persons (as defined in Item 2), also constitutes Amendment No. 5 to the Statement on Schedule 13D, as amended, previously filed by Quilvest (as defined in Item 2) with respect to shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Pameco Corporation, a Georgia corporation. The Class A Common Stock is currently denominated as Common Stock, par value $.01 per share (the "Common Stock"), of Pameco Corporation, a Delaware corporation (the "Company"). This Statement amends the previously filed Statements on Schedule 13D filed by the Reporting Persons. Information in this Statement with respect to Quilvest or its affiliates has been provided by Quilvest. Information in this Statement with respect to the other Reporting Persons has been provided by such other Reporting Persons.

ITEM 1.   SECURITY AND ISSUER.

          This Statement relates to the Common Stock of the Company, whose principal executive office is located at 1000 Center Place, Norcross, Georgia 30093.


ITEM 2.   IDENTITY AND BACKGROUND.

     (a) The names of the directors and executive officers of Quilvest, QOL and QV are set forth on Schedules 2, 3 and 4 hereto, respectively, which are incorporated herein by reference.

     (b) The business address of each of the persons named in Item 2(a), other than Littlejohn, LJ Associates, Mr. Littlejohn, Quilvest, QOL and QV, is set forth on Schedules 2, 3 and 4 hereto, which are incorporated herein by reference.

     (c) The present principal occupation of each individual set forth in Item 2(a), other than Mr. Littlejohn, is set forth on Schedules 1, 2, 3 and 4.

     (d) The citizenship of each individual set forth in Item 2(a) is set forth on Schedules 1, 2, 3 and 4 hereto.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to a Securities Purchase Agreement, dated February 18, 2000, by and among the Company, Quilvest and Littlejohn ("the Securities Purchase Agreement"), on August 28, 2000, effective as of August 24, 2000 (the "Closing Date"), Littlejohn and Quilvest purchased from the Company an aggregate of 50,000 shares of the Company's newly issued Series B Cumulative Pay-in-Kind Convertible Preferred Stock, par value $1.00 per share ("Series B Preferred Stock"), for a purchase price of $200 per share (or $10,000,000). Littlejohn paid $8,000,000 in exchange for 40,000 shares of Series B Preferred Stock and Quilvest paid $2,000,000 in exchange for 10,000 shares. Littlejohn has committed to purchase within 30 days from the Closing Date an additional 12,500 shares of Series B Preferred Stock from the Company at a purchase price of $200 per share (or $2,500,000). The source of the funds to be used by Littlejohn to purchase the Series B Preferred Stock is capital to be contributed by its limited partners. Quilvest's portion of the purchase price for the Series B Preferred Stock to be purchased by it will be funded by liquidity made available to Quilvest from QV.


ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons acquired beneficial ownership of all of their shares of Common Stock for investment purposes and for possible resale from time to time in open market transactions or otherwise as market conditions warrant. Each of the Company and Littlejohn is required to make a filing under the Hart-Scott-Rodino Antitrust Act of 1976 (the "HSR Act") with respect to the exercise by Littlejohn of its voting and conversion rights.

On August 23, 2000, Littlejohn and the Company each made such a filing with the Federal Trade Commission and the Department of Justice.

          Subject to compliance with the HSR Act in the case of Littlejohn, the terms of the Series B Preferred Stock will entitle the holders thereof to convert their shares of Series B Preferred Stock into shares of Common Stock and to vote as a class with holders of the Common Stock. Subject to compliance with the HSR Act, in the case of Littlejohn, shares of the Series B Preferred Stock will be fully convertible into shares of Common Stock at the initial conversion price of $3.38 per share which is subject to customary adjustments, including for below market issuances of securities and for dividends, distributions, stock splits and similar events (the "Conversion Price"). Subject to compliance with the HSR Act in the case of Littlejohn, as of August 28, 2000, each share of Series B Preferred Stock will be convertible into approximately 59.17 shares of Common Stock (or a total of 3,541,076 shares) and, as of such date, Littlejohn will beneficially own approximately 84.0% of the outstanding Common Stock (assuming the exercise and/or conversion of the Company's securities owned by it only) and Quilvest will beneficially own approximately 55.5% of Common Stock (assuming the exercise and/or conversion of the Company's securities owned by it only).

          The Reporting Persons at any time or from time to time may acquire additional shares of Common Stock or dispose of shares of Common Stock. Except as described above, the Reporting Persons have no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) After giving effect to the transactions described in Item 3, Littlejohn, LJ Associates and Mr. Littlejohn beneficially own 112,000 shares of the Company's Series A Cumulative Pay-in-Kind Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), warrants ("Warrants") to purchase 112,000 additional shares of Series A Preferred Stock and 52,500 shares of Series B Preferred Stock, and has the power to vote all securities beneficially owned by Quilvest and de Vogel (which, in the case of Quilvest, currently includes Common Stock, Series A Preferred Stock and Series B Preferred Stock, and, in the case of de Vogel, currently includes Common Stock). After giving effect to the transactions described in Item 3, Quilvest owns 616,667 shares of Common Stock, 28,000 shares of Series A Preferred Stock, Warrants to purchase an additional 28,000 shares of Series A Preferred Stock and 10,000 shares of Series B Preferred Stock. All shares of Series A Preferred Stock and Series B Preferred Stock are fully convertible into shares of Common Stock (subject to compliance with the HSR Act in the case of Littlejohn with respect to the Series B Preferred Stock). The shares of Series A Preferred Stock, Series B Preferred Stock, Common Stock and the Warrants beneficially owned by Littlejohn, LJ Associates and Mr. Littlejohn represent approximately 84.0% of the Common Stock (assuming the exercise and/or conversion of the Company's securities owned by them only) and the shares of Series A Preferred Stock, Series B Preferred Stock, Common Stock and Warrants beneficially owned by Quilvest represent approximately 55.5% of the Common Stock (assuming the exercise and/or conversion of the Company's securities owned by it only).

          (b) Littlejohn has sole power to vote and direct the vote of any and all shares of Common Stock beneficially owned by Littlejohn and has the shared power to vote and direct the vote of any and all shares of Common Stock beneficially owned by Quilvest and Willem F. P. de Vogel. Each of the voting agreements between Littlejohn, on the one hand, and J. William Uhrig or Terbem Limited, on the other hand, have been terminated and, as such, Littlejohn no longer has the power to vote and direct the vote of the shares of Common Stock beneficially owned by J. William Uhrig and Terbem Limited, respectively. Littlejohn also has shared power to dispose of or direct the disposition of any and all shares of Common Stock beneficially owned by Quilvest and Willem F. P. de Vogel. In addition, Littlejohn has sole power to dispose of or direct the disposition of any and all shares of the Common Stock beneficially owned by Littlejohn. See the Shareholders Agreement attached as Exhibits 4 to the
Schedule 13D filed on February 29, 2000.

          (c) On July 21, 2000, the Company reincorporated under the laws of the State of Delaware, by merging with and into its newly created, wholly-owned subsidiary, Pameco Acquisition Corporation, a Delaware corporation, which simultaneously changed its name to Pameco Corporation (the "Reincorporation"). The Reincorporation occurred pursuant to an Agreement and Plan of Merger dated July 21, 2000, under which the Company also conducted a 3-for-1 reverse stock split of its Common Stock. Except as described herein and in Item 3, to the best knowledge of the Reporting Persons, no transaction in the class of Common Stock was effected during the past 60 days or since the last filing on Schedule 13D.

          (d) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock of the Company. On the basis of control, through the corporate relationship of Littlejohn, LJ Associates, and Mr. Littlejohn, as a manager of LJ Associates, the board of directors of LJ Associates may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the shares of the Common Stock beneficially owned by Littlejohn. Similarly, on the basis of its control, through an intermediate holding company of Quilvest, the board of directors of QV may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the shares of the Common Stock beneficially owned by Quilvest.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Series B Preferred Stock was created pursuant to the Certificate of Designation of Series B Cumulative Convertible Pay-in-Kind Preferred Shares of the Company (the "Certificate of Designation"). The Certificate of Designation provides for the designation, creation, authorization and issuance of Series B Cumulative Pay-in-Kind Preferred Stock, par value $1.00 per share, with a stated value of $200.00 per share at the time of initial issuance (the "Stated Value," subject to adjustment from time to time to accurately reflect stock splits, subdivisions or combinations with respect to the shares of Series B Preferred Stock) and initially consisting of 312,500 shares of Series B Preferred Stock. The Series B Preferred Stock shall, with respect to dividends, distributions and distributions upon the liquidation, winding-up or dissolution of the Company, rank on parity with the Series A Preferred Stock.

          For the three-year period (the "Initial Dividend Period") following the date of issuance of the shares of Series B Preferred Stock (the "Issuance Date"), the holders of shares of Series B Preferred Stock will be entitled to receive on each such share, when, as and if declared by the Board, out of funds of the Company legally available for that purpose, cumulative preferential dividends, compounding quarterly to the extent unpaid on each March 1, June 1, September 1 and December 1 (each a "Compounding Date"), commencing on September 1, 2000, and accruing from the date of issuance at the rate of 14% per annum on the Stated Value of each share of Series B Preferred Stock and of each share of Series B Preferred Stock to which a holder is entitled as of a particular date, assuming the declaration of dividends payable in the form of Series B Preferred Stock (the "Dividend Preferred Shares") then deemed to have been issued (the "Initial Dividend Rate"). When and if declared by the Board, such dividends will be payable by issuance of such number of additional shares of Series B Preferred Stock (including fractional shares) determined by dividing the dollar amount of the dividend to be paid by the Stated Value on the date such dividend is so paid.

          From and after the Initial Dividend Period, the holders of shares of Series B Preferred Stock will be entitled to receive on each such share, when, as and if declared by the Board, out of funds of the Company legally available for that purpose, cumulative preferential cash dividends, compounding quarterly to the extent unpaid, on each Compounding Date commencing on September 1, 2003 and accruing thereafter at the rate of 14% per annum on the Stated Value of each share of Series B Preferred Stock and of each Dividend Preferred Share then deemed to have been issued, except that the Company may provide written notice to the holders at least 30 days prior to the end of the Initial Dividend Period, that such dividends, with respect to periods after the Initial Dividend Period, shall continue to accrue and be payable in the same manner as during the Initial Dividend Period.

          In addition to the dividends described above, if the Company declares and pays a dividend on the Common Stock, a holder of shares of Series B Preferred Stock will be entitled to 50% of the dividends such holder would have been entitled to had such holder fully converted the shares of Series B Preferred Stock into shares of Common Stock immediately prior to the record date for the distribution. Such dividend distributions will be made pro rata among the holders of the shares of Series B Preferred Stock and holders of Common Stock. All dividends paid with respect to the Series B Preferred Stock will be made pro rata among the holders based upon the aggregate number of shares of Series B Preferred Stock held by each such holder. In the case of shares of Series B Preferred Stock issued on the Issuance Date, dividends will accrue from such date. In the case of shares of Series B Preferred Stock issued as a dividend on shares of Series B Preferred Stock, dividends will accrue from the date on which such shares of Series B Preferred Stock were issued.

          Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, or any reduction or decrease in its capital stock resulting in a distribution of assets to the holders of any class or series of the Company's capital stock (the date of such occurrence, the "Liquidation Date"), the Company, out of the assets of the Company available for distribution, will be required to make the following payments in respect of its capital stock:

          (a) first, payments on any senior securities;

          (b) second, on a pro rata basis, (i) to holders of shares of Series B Preferred Stock equal to the greater of (A) the aggregate amount per share of Series B Preferred Stock, equal to $200.00 plus accrued and unpaid dividends (whether or not declared and including, without limitation, Dividend Preferred Shares and, and the Penalty Amount (if any) (as defined below), subject to adjustment from time to time to accurately reflect stock splits, subdivisions or combinations with respect to the Series B Preferred Stock (the "Liquidation Preference") with respect to the shares of Series B Preferred Stock held by such holder on the Liquidation Date (including the Dividend Preferred Shares to which such holder would be entitled as of such date), or (B) the amount which would be payable to such holder in respect of Common Stock if such holder had been deemed to have converted all shares of Series B Preferred Stock and all Dividend Preferred Shares whether or not convertible by the terms hereof, held (or deemed held) by such holder as of the Liquidation Date into Common Stock immediately prior to the Liquidation Date; and (ii) due on parity securities (which includes the Series A Preferred Stock); and

          (c) third, payments on any junior securities.

For purposes hereof, the "Penalty Amount" means the contingent amount that exists only if the Company has not notified the holders that it elected to accrue and pay dividends after the Initial Dividend Period in the same manner as during the Initial Dividend Period and the Company thereafter failed to declare and pay the applicable cash dividend in full on a relevant Compounding Date, and which is equal to the difference between the accrued and unpaid dividend attributable to the relevant Compounding Date and the amount that would have been the accrued and unpaid dividend attributable to the relevant Compounding Date had the dividend rate been calculated at 16% per annum, rather than 14% per annum.

          From time to time, on and after the sixth anniversary of the Issuance Date, the Company has the right to redeem the shares of Series B Preferred Stock held by a holder at a price per share, payable in cash, equal to 105% of the Liquidation Preference (the "Redemption Price"). If a legal impediment imposed by the Delaware General Corporation Law ("DGCL") to the Company's repurchase of any such shares exist, the Company will be obligated to use its best efforts to remove or remedy such impediment. In case of redemption of less than all of the shares of Series B Preferred Stock, the shares of Series B Preferred Stock to be redeemed would be redeemed on a pro rata basis among all holders. Furthermore, commencing upon the fifth anniversary of the Issuance Date, each holder of shares of Series B Preferred Stock may elect to sell to the Company all or any part of the shares of Series B Preferred Stock held by a holder, and to require the Company to purchase from such holder such shares at a per share price, payable in cash, equal to the Liquidation Preference (the "Put Price") applicable to such shares (the "Put Right"). If a legal impediment imposed by the DGCL to the Company's repurchase of any such shares existed, the Company would have to use its best efforts to remove or remedy such impediment. The Company is obligated to pay the Put Price on a pro rata basis among all holders exercising a Put Right based on the number of shares sought to be repurchased.

          At any time after the date of termination of the HSR Act waiting period and subject to compliance with applicable law, by a particular holder, any such holder of shares of Series B Preferred Stock will have the right to convert any of the then outstanding shares of Series B Preferred Stock owned by it which have not been previously redeemed or repurchased into fully paid, nonassessable shares of Common Stock. For the purpose of conversion, each share of Series B Preferred Stock will be valued at the Liquidation Preference, which will be divided by the Conversion Price in effect on the conversion date to determine the number of shares issuable upon such conversion. The Conversion Price is subject to adjustments, including for below market issuances of securities and for dividends, distributions, stock splits and similar events. However, no adjustment to the Conversion Price will reduce the Conversion Price below the then par value per share of the Common Stock.

          Holders of shares of Series B Preferred Stock will vote their shares of Series B Preferred Stock as a separate class. After the date of the termination of the HSR Act waiting period and subject to compliance with applicable law, with no further action upon the part of such holder or the Company, such holder will be entitled to one vote for each share of Common Stock to which such holder is entitled to receive at such time upon conversion of the shares of Series B Preferred Stock, whether or not such holder actually has converted such shares, and will vote such shares together with the Common Stock as a single class on all matters brought before a vote of the holders of the Common Stock. The Company will not, without the affirmative vote of the holders of a majority of the shares of Series B Preferred Stock then outstanding:

          (i) authorize, create (by way of reclassification or otherwise) or issue any securities which are senior to the Series B Preferred Stock as to dividends, distributions or distributions upon liquidation, winding up or dissolution of the Company, any parity securities (other than additional shares of Series B Preferred Stock or other shares of preferred stock issued to the Purchasers pursuant to the Securities Purchase Agreement) or any obligation or security convertible into, exchangeable for or evidencing the right to purchase any senior securities or parity securities;

          (ii) amend or otherwise alter its Certificate of Incorporation in any manner that adversely affects the rights, privileges and preferences of the Series B Preferred Stock set forth in the Certificate of Designation; or

          (iii) take any action requiring a vote of shareholders of the Company that adversely affects the rights, preferences and privileges of the Series B Preferred Stock set forth in the Certificate of Designation.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1:  Certificate of Designation

          Exhibit 2:   Agreement and Plan of Merger

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  August 30, 2000              Littlejohn Fund II, L.P.

                              By:  Littlejohn Associates II, L.L.C., General
Partner


                              By:   /s/Harry F. Weyher III
                                    --------------------------
                              Name: Harry F. Weyher III
                              Title:     Manager


                              Littlejohn Associates II, L.L.C.


                              By:   /s/Harry F. Weyher III
                                    --------------------------
                              Name: Harry F. Weyher III
                              Title:     Manager



                              /s/Angus C. Littlejohn, Jr.
                              ----------------------------------------------
                              Angus C. Littlejohn, Jr., individually


                              Quilvest American Equity Ltd.


                              By:   /s/ J. William Uhrig
                                    ----------------------------
                              Name: J. William Uhrig
                              Title:     Attorney-in-Fact

                                  SCHEDULE 2

                         Quilvest American Equity Ltd.

                                                     Principal Occupation or
                                                  Employment Business and the
                                                  Name, Principal Business and
                                                   Address of Organization in which
                        Residence or Business     such Employment is Conducted
Name                           Address                      (if any)               Citizenship
----------------------------------------------------------------------------------------------
Christian Baillet       243, Blvd. St. Germain  Company Director                   French
Director, President     F-75007 Paris, France
----------------------------------------------------------------------------------------------
Carlo Hoffmann          84, Grand-Rue           Company Director                   Luxembourg
Director, Secretary,    L-1660 Luxembourg
 Treasurer
----------------------------------------------------------------------------------------------
Kurt Sonderegger        Birkenstrasse 18        Company Director                   Swiss
Director                CH-8302 Kloten,
                        Switzerland
----------------------------------------------------------------------------------------------
N. Peter Ruys           Utoqual 37              Company Director                   American
Director                CH-8008 Zurich
                        Switzerland
----------------------------------------------------------------------------------------------
Jean-Louis Neuhaus      Oberrenggstrasse 28     Company Director                   Swiss
Director                CH-8135 Langnau a. A.
                        Switzerland
----------------------------------------------------------------------------------------------

                                  SCHEDULE 3

                             Quilvest Overseas Ltd.

                                                    Principal Occupation or
                                                 Employment Business and the
                                                 Name, Principal Business and
                                                  Address of Organization in which
                       Residence or Business     such Employment is Conducted
Name                          Address                      (if any)               Citizenship
---------------------------------------------------------------------------------------------
Christian Baillet      243, Blvd. St. Germain  Company Director                   French
Director, Treasurer    F-75007 Paris, France
---------------------------------------------------------------------------------------------
Carlo Hoffmann         84, Grand-Rue           Company Director                   Luxembourg
Director,              L-1660 Luxembourg
Secretary General
---------------------------------------------------------------------------------------------
Kurt Sonderegger       Birkenstrasse 18        Company Director                   Swiss
Director               CH-8302 Kloten,
                       Switzerland
---------------------------------------------------------------------------------------------
Julio E. Nunez         69 Chester Square       Company Director                   Argentine
Director, President    London SW 1
                       England
---------------------------------------------------------------------------------------------
N. Peter Ruys          Utoqual 37              Company Director                   American
Director               CH-8008 Zurich
                       Switzerland
---------------------------------------------------------------------------------------------

                                  SCHEDULE 4

                                  Quilvest SA

                                                             Principal Occupation or
                                                          Employment Business and the
                                                            Name, Principal Business and
                                                           Address of Organization in
                                Residence or Business       which such Employment is
Name                                   Address                 Conducted (if any)          Citizenship
--------------------------------------------------------------------------------------------------------
Christian Baillet             243, Blvd. St. Germain      Company Director                French
Director, CEO                 F-75007 Paris, France
--------------------------------------------------------------------------------------------------------
Peter Bemberg                 Les Arcades du Lac,         Company Director                French
Director                      Chemin de la Falaise, 29
                              1196 Gland, Switzerland
--------------------------------------------------------------------------------------------------------
Charles de Montalembert       82 Blvd. Arago              Company Director                French
Director                      F-75013 Paris
                              France
--------------------------------------------------------------------------------------------------------
Alvaro Sainz de Vicuna        Calle Dr. Fleming 3         Chairman (President)            Spanish
Director                      8th Floor
                              Madrid 98036, Spain
--------------------------------------------------------------------------------------------------------
Andre Elvinger                2, Place Winston Churchill  Attorney-at-Law                 Luxembourg
Director                      L-1340 Luxembourg
--------------------------------------------------------------------------------------------------------
Louis James de Viel Castel    25 bis rue de Constantine   Company Director                French
Director                      F-75007 Paris
                              France
--------------------------------------------------------------------------------------------------------
International Advisory        Citco Building              Company Agent                   British
Services (IAS)                Wickhams Cay, Tortola       *(Directors see below)          Virgin
                              British Virgin Islands                                      Islands
--------------------------------------------------------------------------------------------------------
Carlo Hoffmann                84, Grand-Rue               Company Director                Luxembourg
Secretary General             L-1660 Luxembourg
--------------------------------------------------------------------------------------------------------

----------------------
*  International Advisory Services Company Ltd.
   Directors:  Christian Baillet; President and Director
               N. Peter Ruys; Treasurer and Director
               Kurt Sonderegger; Secretary and Director
               Jean-Louis Neuhaus; Director